Exhibit 12.1

US LEC CORP.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	FISCAL YEAR ENDED DECEMBER 31,						NINE MONTHS ENDED SEPTEMBER 30,
	1999		2000	2001	2002	2003	2003	2004
EARNINGS:
Income (loss) before minority interest and income taxes	$39,426		$(141,119)	$(63,354)	$(45,892)	$(14,540)	$(13,560)	$(13,901)
Equity method investment earnings (losses)	—		—	—	—	—	—	—

	39,426		(141,119)	(63,354)	(45,892)	(14,540)	(13,560)	(13,901)
Add:
Fixed charges	4,739		10,421	15,310	12,093	12,408	9,156	14,924
Amortization of capitalized interest	—		—	—	—	—	—	—
Distributed income of equity investees	—		—	—	—	—	—	—
Less:
Capitalized interest	—		—	—	—	—	—	—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—		—	—	—	—	—	—

Earnings as adjusted	44,165		(130,698)	(48,044)	(33,799)	(2,132)	(4,404)	1,023

FIXED CHARGES:
Third party interest expense	3,096		7,839	11,870	8,553	8,577	6,351	9,624
Capitalized interest	—		—	—	—	—	—	—
Amortization of loan acquisition costs	259		690	816	854	1,062	803	3,162
Estimate of the interest within rental expense	1,384		1,892	2,624	2,686	2,769	2,002	2,138

Total fixed charges	$4,739		$10,421	$15,310	$12,093	$12,408	$9,156	$14,924

Ratio of earnings to fixed charges/(excess of fixed charges over earnings)	9.3	x	$(141,119)	$(63,354)	$(45,892)	$(14,540)	$(13,560)	$(13,901)